Mail Stop 6010
Via Facsimile and U.S. Mail

August 29, 2006

Mr. Wayne E. Ahart
Chief Executive Officer
BNL Financial Corporation
2100 West William Cannon, Suite L
Austin, TX 78745

    Re: BNL Financial Corporation
          Form 10-K for fiscal year ended December 31, 2004
          File No. 0-16880

Dear Mr. Ahart:

    We have completed our review of your 2004 Form 10-K and have no further comments at this time. Please note that our review of your 2005 Form 10-K is ongoing.

Sincerely,

Jeffrey P. Riedler
Assistant Director